March 2, 2006

via U.S. mail and facsimile

Michael E. DeDomenico, Chief Executive Officer
2800 S.E. Market Place
Stuart, FL 34997

RE: Nuco2 Inc.
    Form 10- K for the Fiscal Year Ended June 30, 2005
    Filed September 13, 2005
    File No. 0-27378

Dear Mr. DeDomenico:

We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

        Sincerely,

        Nili Shah
Accounting Branch Chief

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

        DIVISION OF
CORPORATION FINANCE